Exhibit 1

RECENT DEVELOPMENTS

The information in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2012 (the 2012 Form 18-K). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.

The Economy

Interest Rates

During the first three months of 2014, interest rates on 28-day Cetes (Mexico’s Federal Treasury certificates) averaged 3.15%, as compared to 4.11% during the same period of 2013. Interest rates on 91-day Cetes averaged 3.37%, as compared to 4.17% during the same period of 2013.

On March 27, 2014, the 28-day Cetes rate was 3.19% and the 91-day Cetes rate was 3.30%.

Employment and Labor

According to preliminary figures, Mexico’s unemployment rate was 4.6% during February 2014, a 0.2 percentage point decrease from the rate during the same period of 2013.

Principal Sectors of the Economy

Tourism

Mexico’s tourism sector expanded in 2013. As compared to 2012, this sector experienced increases in the following areas:

•	revenues from international travelers (including both tourists and visitors who enter and leave the country on the same day) totaled U.S. $13.8 billion, an 8.5% increase from 2012;

•	revenues from tourists to the interior (as opposed to border cities) totaled U.S. $11.2 billion, a 9.6% increase from 2012;

•	the number of tourists to the interior totaled 14.1 million, a 3.5% increase from 2012;

•	the average expenditure per tourist to the interior totaled U.S. $790.00, a 5.9% increase from 2012;

•	expenditures by Mexican tourists abroad totaled U.S. $5.7 billion, a 9.3% increase from 2012; and

•	expenditures by Mexicans traveling abroad (which include both tourists and one-day visitors) totaled U.S. $9.1 billion, a 7.2% increase from 2012.

In total, the Mexican tourism sector recorded a U.S. $4.8 billion surplus in the balance of payments in 2013, an 11.1% increase from the U.S. $4.3 billion surplus recorded in 2012.

As compared to the first month of 2013, the tourism sector experienced increases or decreases in the following areas for the first month of 2014:

•	revenues from international travelers totaled U.S. $1.4 billion, a 17.4% increase from the same period in 2013;

•	revenues from tourists to the interior of Mexico totaled U.S. $1.2 billion, a 21.3% increase from the same period in 2013;

•	the number of tourists to the interior of Mexico totaled 1.4 million, an 18.4% increase from the same period in 2013;

•	the average expenditure per tourist to the interior of Mexico totaled U.S. $850.10, a 2.5% increase from the same period in 2013;

•	expenditures by Mexican tourists abroad totaled U.S. $461.6 million, a 0.2% decrease from the same period in 2013; and

•	expenditures by Mexicans traveling abroad totaled U.S. $722.4 million, a 1.5% increase from the same period in 2013.

In total, the Mexican tourism sector recorded a U.S. $719.3 million surplus in the balance of payments during the first month of 2014, a 39.4% increase from the U.S. $516.0 million surplus recorded during the same period in 2013.

Financial System

Central Bank and Monetary Policy

At March 26, 2014, the monetary base totaled Ps. 845.6 billion, a 7.9% nominal decrease from the level of Ps. 917.9 billion at December 31, 2013, due to a higher demand for bills and coins held by the public.

The Securities Markets

The Bolsa Mexicana de Valores (BMV) publishes the Índice de Precios y Cotizaciones (Stock Market Index, or the IPC) based on a group of the 35 most actively traded shares.

At March 26, 2014, the IPC stood at 39,761 points, representing a 6.9% increase from the level at December 31, 2013.

Banking Supervision and Support

At January 31, 2014, the total loan portfolio of the banking system was 1.1% lower in real terms than the total loan portfolio at December 31, 2013.

According to preliminary figures, at January 31, 2014, the total amount of past-due commercial bank loans (excluding those banks undergoing government intervention and those in special situations) was Ps. 92.3 billion, as compared to Ps. 91.2 billion at December 31, 2013. Moreover, the past-due loan ratio of commercial banks was 3.1%, as compared to a ratio of 3.1% at December 31, 2013. The amount of loan loss reserves held by commercial banks at January 31, 2014 totaled Ps. 127.6 billion, as compared to Ps. 127.3 billion at December 31, 2013. As a result, commercial banks had reserves covering 138.2% of their past-due loans, well exceeding the minimum reserve level of 45%.

External Sector of the Economy

Foreign Trade

According to preliminary figures, during the first month of 2014, Mexico registered a trade deficit of U.S. $3.2 billion, as compared to a trade deficit of U.S. $2.9 billion for the same period of 2013. In particular, exports increased or decreased as follows, each as compared to the first month of 2013:

•	petroleum exports decreased by 15.8%;

•	non-petroleum exports increased by 2.0%;

•	merchandise exports decreased by 1.0%, to U.S. $27.0 billion, as compared to U.S. $27.3 billion during the first month of 2013; and

•	exports of manufactured goods (which represented 80.6% of total merchandise exports) increased by 1.5%.

According to preliminary figures, during the first month of 2014, total imports increased by 0.3%, to U.S. $30.2 billion, as compared to U.S. $30.1 billion for the same period of 2013. In particular, imports increased or decreased as follows, each as compared to the first month of 2013:

•	imports of intermediate goods increased by 0.8%;

•	imports of capital goods decreased by 2.4%; and

•	imports of consumer goods decreased by 0.2%.

The following table provides information about the value of Mexico’s merchandise exports and imports (excluding tourism) for the periods indicated below.

Exports and Imports

	2009	2010	2011	2012	2013	First month of 2014(1)
	(in millions of dollars, except average price of the Mexican crude oil mix)
Merchandise exports (f.o.b.)
Oil and oil products	$30,831	$41,693	$56,385	$52,892	$49,574	$3,831
Crude oil	25,614	35,919	49,322	46,788	42,804	3,295
Other	5,217	5,775	7,063	6,103	6,770	536
Non-oil products	198,872	256,780	292,990	317,814	330,615	23,208
Agricultural	7,726	8,610	10,309	10,914	11,327	1,055
Mining	1,448	2,424	4,063	4,906	4,714	362
Manufactured goods(2)	189,698	245,745	278,617	301,993	314,574	21,791

Total merchandise exports	229,704	298,473	349,375	370,706	380,189	27,038
Merchandise imports (f.o.b.)
Consumer goods	32,828	41,423	51,790	54,272	57,329	4,745
Intermediate goods(2)	170,912	229,812	264,020	277,911	284,823	22,325
Capital goods	30,645	30,247	35,032	38,568	39,057	3,163

Total merchandise imports	234,385	301,482	350,843	370,752	381,210	30,234

Trade balance	$(4,681)	$(3,009)	$(1,468)	$(46)	$(1,022)	$(3,195)

Average price of Mexican oil mix(3)	$57.40	$72.46	$101.13	$101.96	$98.46	$91.88

Note: Numbers may not total due to rounding.

(1)	Preliminary figures.
(2)	Includes the maquiladora (or the in-bond industry).
(3)	In U.S. dollars per barrel.

Source: Banco de México / PEMEX.

Exchange Controls and Foreign Exchange Rates

During the first month of 2014, the average peso/dollar exchange rate was Ps. 13.223 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on March 27, 2014 (which took effect on the second business day thereafter) was Ps. 13.084 = U.S. $1.00.

Public Debt

External Public Debt

According to preliminary figures, at December 31, 2013, outstanding gross public sector external debt totaled U.S. $134.4 billion, an approximate U.S. $8.7 billion increase from the U.S. $125.7 billion outstanding at the end of 2012. Of this amount, U.S. $130.9 billion represented long-term debt and U.S. $3.5 billion represented short-term debt. Overall, total public debt (gross external debt plus net internal public sector debt) represented approximately 31.4% of nominal GDP, an increase of 3.8 percentage points from the end of 2012.

The following tables set forth a summary of the external public debt of Mexico, as well as a breakdown of such debt by currency.

Summary of External Public Debt(1) By Type

	Long-Term Direct Debt of the Government		Long-Term Debt of Budget- Controlled Agencies		Other Long- Term Public Debt(2)		Total Long- Term Debt		Total Short- Term Debt		Total Long- and Short- Term Debt
	(in millions of U.S. dollars)
At December 31,
2008	U.S.$	39,997	U.S.$	9,782	U.S.$	5,885	U.S.$	55,664	U.S.$	1,275	U.S.$	56,939
2009		47,350		41,048		6,202		94,600		1,754		96,354
2010		56,168		45,536		6,385		108,089		2,339		110,428
2011		60,590		47,436		5,625		113,651		2,769		116,420
2012		66,912		50,063		5,626		122,601		3,125		125,726
2013(3)		71,817		53,358		5,734		130,909		3,527		134,436

By Currency(4)

	At December 31,
	2008			2009			2010			2011			2012			2013(3)
	(in millions of U.S. dollars, except for percentages)
U.S. dollars	U.S.$	47,851	84.1%	U.S.$	77,919	80.9%	U.S.$	90,882	82.3%	U.S.$	97,048	83.4%	U.S.$	105,836	84.2%	U.S.$	111,647	83.1%
Japanese yen		1,095	1.9		4,541	4.7		6,864	6.2		6,793	5.8		6,847	5.4		5,519	4.1
Pounds sterling		687	1.2		1,981	2.1		1,920	1.7		1,906	1.6		1,993	1.6		1,369	1.0
Swiss francs		410	0.7		716	0.7		953	0.9		910	0.8		961	0.8		969	0.7
Others		6,896	12.1		11,197	11.6		9,809	8.9		9,763	8.4		10,089	8.0		14,932	11.1
Total	U.S.$	56,939	100.0%	U.S.$	96,354	100.0%	U.S.$	110,428	100.0%	U.S.$	116,420	100.0%	U.S.$	125,726	100.0%	U.S.$	134,436	100.0%

Note: Numbers may not total due to rounding.

(1)	Any external debt denominated in foreign currencies other than U.S. dollars has been translated into U.S. dollars at the prevailing exchange rates for each of the dates indicated. External public debt does not include: (a) any repurchase obligations of Banco de México with the IMF (however, none were outstanding as of November 30, 2013) or (b) loans made by the Commodity Credit Corporation to public sector Mexican banks. External debt is presented herein on a “gross” basis and includes any external obligations of the public sector at their full outstanding face or principal amount. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” basis, which is calculated as the gross debt subtracted by certain financial assets held abroad. These financial assets include non-cancelled public sector external debt held by public sector entities.
(2)	Includes development banks’ debt and the debt of other administratively-controlled agencies whose finances are consolidated with those of the Government.
(3)	Preliminary figures.
(4)	Adjusted to reflect the effect of currency swaps.

Source: Ministry of Finance and Public Credit

Recent Securities Offerings

•	On March 19, 2014, Mexico issued £1.0 billion of its 5.625% Global Notes due 2114. The notes were issued under Mexico’s U.S. $110 billion Medium Term Note (MTN program) at a yield to maturity of 5.75%.

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